United States securities and exchange commission logo





                            January 13, 2021

       Jitse Groen
       Chief Executive Officer
       Just Eat Takeaway.com N.V.
       Oosterdoksstraat 80
       1011 DK Amsterdam
       The Netherlands

                                                        Re: Just Eat
Takeaway.com N.V.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted December
28, 2020
                                                            CIK No. 0001792627

       Dear Mr. Groen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Presentation of Financial and Other Information, page viii

   1. We note your response to our prior comment 1, and have the following clarification follow-up questions
relating to the assessment of GrubHub as the principal in providing delivery services.

                                                              Please provide us
with a more specific and comprehensive analysis of how you
                                                            considered the
terms and conditions on the GrubHub website which state that
                                                            GrubHub is not a
delivery company or common carrier and that Delivery Partners shall be solely
liable for the delivery service.
 Jitse Groen
FirstName   LastNameJitse Groen
Just Eat Takeaway.com  N.V.
Comapany
January  13,NameJust
             2021    Eat Takeaway.com N.V.
January
Page  2 13, 2021 Page 2
FirstName LastName

                The response states "if a delivery partner is unable to complete a delivery, GrubHub will reassign the order to ensure the delivery service will be completed." Please tell us if GrubHub can contractually obligate a driver to complete a specific delivery.
              Please reconcile your response with GrubHub's driver terms and conditions from their website, which states "you will have sole discretion and authority to: indicate your availability; accept or reject orders that are transmitted to you for delivery."

                We note GrubHub's terms and conditions state that "payments are final and non-
              refundable." While your response states that GrubHub will rectify delivery issues through customer support or will offer a credit, please clarify if refunds are voluntary and if there are circumstances under which they are not issued. In addition, please tell us what consideration is given to whether issues are related to the quality of the food versus the quality of delivery services. Finally, tell us whether GrubHub passes along this assumed risk to the driver/restaurant through withholding driver pay or reducing the amounts due to the restaurant.

                Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.

Risk Factors
Risks Relating to the Transaction
   Grubhub may waive one or more conditions to the Transaction . . .   , page
40

2. We note your response to comment 5, and your amended disclosure that Grubhub will determine the materiality of the waived conditions at the time of the waiver. However, your amended disclosure is not completely responsive to our comment. Please briefly
         describe the    [c]ertain conditions to Grubhub   s obligations to
complete the Transaction"
         that may be waived by Grubhub, to provide insight to investors regarding which conditions are waivable by Grubhub.
Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group
"The Just Eat Takeaway.com Group and the Grubhub Group are . . .", page 61

3. We note your disclosure that "[t]o the extent that the Grubhub Group or, following
         Completion, the Enlarged Group are required to remove non-partnered restaurants from their platforms for any reason, this may adversely affect their ability to attract and retain consumers and could directly and adversely affect the Grubhub Group
s or, following
         Completion, the Enlarged Group   s business, financial condition and
results of
         operations." To provide context for investors regarding the potential impact of regulations prohibiting delivery from non-partnered restaurants on Grubhub's operations, please disclose the percentage of Grubhub's revenue attributable to partnered Jitse Groen
FirstName   LastNameJitse Groen
Just Eat Takeaway.com  N.V.
Comapany
January  13,NameJust
             2021    Eat Takeaway.com N.V.
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Page  3 13, 2021 Page 3
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         restaurants compared to non-partnered restaurants for the periods presented in the filing.
"Holders of New Just Eat Takeaway.com ADSs will have limited choice of forum . .. .", page 71

4. We note your response to comment 38, and your amended disclosure that "the Southern
         District of New York (or, if the United States District Court for the Southern District of
         New York lacks subject matter jurisdiction over a particular dispute, the state courts in
         New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or related to the deposit agreement, including claims under the
         Securities Act." Please amend your disclosure to discuss any risks related to the enforceability of the exclusive forum provision, and whether you believe the provision is enforceable.
Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com
ADSs
   Holders of New Just Eat Takeaway.com ADSs will have limited recourse . . . , page 71

5. We note your response to comment 11 that "the limitation is with respect to the obligations of the Company and the depositary bank under, and pursuant to, the deposit agreement," and your amended disclosure that "neither Just Eat Takeaway.com nor the depositary bank has any obligation pursuant to the terms of the deposit agreement to participate in any action, suit or other proceeding in respect of any of the New Just Eat
         Takeaway.com Shares or New Just Eat Takeaway.com ADSs, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction." Because the amended disclosure still applies to "any action, suit or other proceeding in respect of any of the New Just Eat Takeaway.com Shares of New Just Eat Takeaway.com ADSs," it is
         unclear whether this provision could extend to claims under the federal securities laws arising from or relating to your or the Depositary's obligations under the deposit agreement. Therefore, please amend your disclosure to clarify the extent to which this limitation on liability applies to claims under U.S. federal securities laws.
Risks Relating to the GrubHub Group, page 73

6.       We note your response to comment 13, but we were unable to find the referenced
         amended disclosure on page 46 of your amended filing. Please amend your disclosure to briefly describe the specific circumstances of the "interruptions in . .. . service," "denial-of-
         service," and "other cyber-attacks" referenced in Grubhub Inc.   s
10-K for the fiscal year
         ended December 31, 2019.
GrubHub Proposal I: Adoption of the Merger Agreement
Background of the Merger, page 74

7. We note your response to comment 14, and your amended disclosure on page 84 that
         "[f]ollowing its determination to enter into a transaction with Just Eat Takeaway.com, the
         Board determined not to pursue a transaction with Company A." Please amend your
 Jitse Groen
Just Eat Takeaway.com N.V.
January 13, 2021
Page 4
         disclosure to briefly describe the factors considered or reasons why the Board determined to enter into a transaction with Just Eat Takeaway.com rather than Company A.
Certain Estimated Cost Synergies Prepared by Grubhub, page 102

8. We note your response to comment 15 and your amended disclosure on page 102, including that "Grubhub management prepared estimates of certain cost synergies estimated to be potentially realizable by a combined company in connection with the
         Transaction," and "Grubhub management estimated that approximately $50 million of estimated cost synergies could be potentially realizable on an annual basis following
         Completion." Please amend your disclosure to briefly describe the types of "certain cost synergies" resulting in the combined company achieving an estimated $50 million in cost synergies per year. Please also disclose the time period for which the combined company is expected to achieve these annual cost synergies.
Treatment of GrubHub Equity Awards, page 117

9. We note your response to comment 20, and your amended disclosure that "[t]he determination of whether to settle the assumed awards in Just Eat Takeaway.com Shares or STAK depository receipts will be made by Just Eat Takeaway.com in its sole discretion, provided that Just Eat Takeaway.com acts reasonably in making such determination." To provide additional detail for investors regarding the circumstances under which they may receive shares versus STAK depository receipts, please describe the circumstances under which Just Eat Takeaway.com would reasonably determine to issue one or the other, or tell us why you cannot provide this disclosure.
Certain Effects of the Merger, page 125

10. We note your response to comment 21, including that your merger agreement does not define the referenced terms. Nevertheless, to provide meaningful context for investors regarding the type of consideration they may receive in the merger, please amend your disclosure to disclose the circumstances under which they may elect to receive Just Eat
         Takeaway.com Shares or CDIs rather than ADSs. Alternatively, tell us why you are unable to do so.
History, Development, and Highlights
Continued Growth Through Material Acquisitions, page 172

11.    We note your response to comment 24, and your amended disclosure on page
172.
FirstName LastNameJitse Groen
       However, your disclosure is not completely responsive to our comment. Please amend
Comapany
       yourNameJust
            disclosureEat Takeaway.com
                       to briefly describe N.V.
                                           the additional steps needed to fully
integrate the Just
JanuaryEat
        13,Acquisition.
            2021 Page 4
FirstName LastName
 Jitse Groen
FirstName   LastNameJitse Groen
Just Eat Takeaway.com  N.V.
Comapany
January  13,NameJust
             2021    Eat Takeaway.com N.V.
January
Page  5 13, 2021 Page 5
FirstName LastName
Material Contracts
Just Eat Revolving Credit Facility, page 191

12. We note your response to comment 30, but we are not persuaded by your response. Given
         that the revolving credit facility has total commitments of   535
million, you have drawn
         on the facility in the periods presented in your filing, and it does not appear to be an agreement entered into in the ordinary course of operating your business, it appears that this agreement is a material contract pursuant to Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Just Eat Takeaway.com Group
Revenue, page 198

13. You state that "average commission rates are also affected by the growing proportion of
         Delivery Orders, which carry a significantly higher commission rate than those delivered by the restaurant." Additionally, your Key Performance Indicators lists "Delivery Share"
         as one of the main drivers of your results; however, this metric does not appear to be quantified within the filing. As it appears that delivery orders impact both your commission revenue and delivery revenue, please revise to quantify the impact to commission revenues attributable to delivery orders, and to disclose comparable year over year "Delivery Share" as defined in your filing. Refer to Item 5.A of
Part I of Form 20-F
         and Section III.B of SEC Release No. 33-8350.
Notes to the unaudited condensed consolidated interim financial statements
3. Business Combinations, page F-8

14. We note your response to our prior comment 45, stating your disclosure was prepared through applying the guidance referenced in paragraph 10 of IAS 8. Please tell us how your approach results in disclosure required by Paragraphs 59 and B64(q) of IFRS 3.
         Please also tell us how you applied Paragraphs 10-12 of IAS 8. In doing so, explain how you considered other IFRSs dealing with similar or related issues, the IFRS framework and other comprehensive bases of accounting. Finally, please tell us why you believe excluding depreciation and amortisation from the period loss for Just Eat Takeaway.com and the acquired businesses would be representative of the financial performance of the combined entities for the period disclosed.
Audited Consolidated Financial Statements of the Just Eat Takeaway.com Group Notes to the Consolidated Financial Statements
2 Basis of Preparation
Principal Versus Agent Revenue Recognition, page F-27

15. We note your response to our prior comment 47, and have the following clarification follow-up questions relating to your determination of being the principal in providing delivery services.
 Jitse Groen
FirstName   LastNameJitse Groen
Just Eat Takeaway.com  N.V.
Comapany
January  13,NameJust
             2021    Eat Takeaway.com N.V.
January
Page  6 13, 2021 Page 6
FirstName LastName

                Your response states that the Company has the ability to "direct those Couriers to provide services to any of the restaurants with which the Company has contracted to provide delivery services." Please tell us if the Company can contractually obligate a driver to complete a specific delivery, or if the drivers have the ability to accept or reject any order.

                We note your response states the Company   s customary business
practice is to handle
              all aspects of customer service, including rectifying delivery issues. We further note from page F-31 of your filing that "no obligation for return, refunds or other forms of warranty are applicable." Please tell us whether the Company passes along this assumed risk to the driver/restaurant through withholding driver pay or reducing the amounts due to the restaurant.

                Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.
3 Revenue
Delivery Fee Revenue, page F-31

16. We note your response to comment 49 stating your disaggregated revenue is "based on the source of cash flow (restaurant or consumer) and type of fee (commission or fixed fee)
         rather than by performance obligation." Please revise your footnote to clarify as such.
Audited Consolidated Financial Statements of the Just Eat Group
Notes to the Consolidated Financial Statements
2. Basis of preparation
Principal Versus Agent Accounting, page F-81

17. We note your response to our prior comment 52, and have the following clarification follow-up questions relating to Just Eat Group's determination of being the principal in providing delivery services.

                Your response states the Just Eat Group has the ability to "direct those Couriers to provide services to any of the restaurants with which the Just Eat Group has contracted to provide delivery services." Please tell us if the Just Eat Group can contractually obligate a driver to complete a specific delivery, or if the drivers have the ability to accept or reject any order.

                Additionally, we note in your response that "Just Eat Group also handles all aspects of customer service related to the delivery service, including rectifying any issues with the delivery service." Please clarify if refunds are voluntary and if there are circumstances in which they are not issued. In addition, please tell us whether the
              Company passes along this assumed risk to the driver/restaurant through withholding
 Jitse Groen
Just Eat Takeaway.com N.V.
January 13, 2021
Page 7
           driver pay or reducing the amounts due to the restaurant in instances where customer care vouchers are issued.

             Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.
3. Revenue
Revenue by source, page F-92

18. We note your response to comment 53 stating your disaggregated revenue is "based on the source of cash flow and type of fee rather than by performance obligation." Please revise your footnote to clarify as such.
       You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameJitse Groen
                                                             Division of
Corporation Finance
Comapany NameJust Eat Takeaway.com N.V.
                                                             Office of Trade &
Services
January 13, 2021 Page 7
cc:       G.J. Ligelis Jr.
FirstName LastName